Exhibit 99.1

Sapiens Introduces Core Upgrade to its General Insurance/P&C Suite

Holon, Israel – January 6, 2015 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today the general availability of Sapiens IDIT Software Suite 12.1 to its customers and business partners worldwide.

Sapiens IDIT Core 12.1 is designed to increase the productivity of general/property and casualty (P&C) insurers by simplifying and enhancing their user experience. This new release delivers an advanced, ergonomic user interface and intuitive user experience that will help insurers achieve greater efficiency across their organizations.

Available for immediate delivery, Sapiens IDIT Core 12.1 offers users increased business value and competitive advantage via its new functionality and enhancements, which include:

•	A Manager Dashboard, to significantly improve visibility by providing organizational unit managers with a clear, one-time glance of employees’ workload, tasks, task statuses and severity levels
•	Enhanced Setup Wizards, including enhancements to the Claim Setup Manager, which simplify the process of creating reserve and payment templates
•	An improved Product Manager, which features more intuitive lines of business and product parameter setup. Cover plans can be created with ease and products requiring deposits can be set-up
•	The ability to easily import and export products, setting the foundations for standard out-of-the-box products
•	Business process upgrades, including a refined claim payment handling process and deposit collection and handling
•	Sapiens Docs, an add-on component to Microsoft Word (2010 and 2013), enables insurers to create document templates in Word, using content control tags

Technical improvements include:

•	An enterprise JBOSS rollout, side-by-side with latest versions of hardware, software and databases
•	Multi-thread performance enhancements
•	Rule Analyzer, a tracking system designed to help the product configuration manager isolate and identify rule setup issues, saving time and effort

“We are confident that our continuous investment in the Sapiens IDIT Software Suite demonstrates our undisputed commitment to innovation. This commitment, along with our unparalleled insurance domain expertise, increases the business value we deliver to our customers and partners,” said Gary Sherne, president of Sapiens’ P&C/General Insurance and Reinsurance division.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah Vice President Corporate Marketing and Communications Sapiens International Mobile:+1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com